FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 17, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To amend November 2012 disclosure of the amount of Derivatives Trading information of AUO's subsidiary.” dated January 17, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 17 , 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.
January 17, 2013
English Language Summary

Subject:	To amend November 2012 disclosure of the amount of Derivatives Trading information of AUO's subsidiary

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2013/01/17

Contents:

1.	Dateof occurrence of the event:2013/01/17

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter "head office" or "affiliate company"):head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

To amend November 2012 disclosure of the amount of Derivatives Trading information of BriView (Xiamen) Corp., a subsidiary of AUO.

Before amendment:

Total amount of unsettled foreign currency forward contract: 0

Market value of unsettled foreign currency forward contract: 0

Unsettled foreign gain / loss recognized during the year: NTD 427,336 thousnad

After amendment:

Total amount of unsettled foreign currency forward contract: NTD 58,294 thousand

Market value of unsettled foreign currency forward contract: NTD 426 thousand

Unsettled foreign gain / loss recognized during the year: NTD 427 thousand

6.	Countermeasures: To post revised information on MOPS.

7.	Any other matters that need to be specified: NA